Exhibit 99.2

NUMBER OF SHARES AND VOTING RIGHTS

Pursuant to article 27, par. 3, section (b) of Codified Law 2190/1920, as is today in effect, it is reported that on the day of the Invitation to the Extraordinary General Meeting of Shareholders the total number of shares of the Bank is 734,269,648 shares, of which 534,269,648 are common, nominal, voting, paperless shares and 200,000,000 are preferred, nominal, non-voting, in paper form, redeemable shares issued in accordance with the provisions of Law 3723/2008.

The merger is subject to disclosure requirements of Greece, which are different from those of the United States.  Financial statements and financial information included in the documents provided to shareholders, if any, have been prepared in accordance with accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the U.S. federal securities laws, since the issuer is located in Greece, and some or all of its officers and directors may be residents of a non-U.S. country.  You may not be able to sue a non-U.S. company or its officers or directors in a non-U.S. court for violations of the U.S. securities laws.  It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court's judgment.

You should be aware that the issuer may purchase securities otherwise than under the exchange offer, such as in open market or privately negotiated purchases.